<center>AMENDED DISTRIBUTION AGREEMENT</center>

This **AMENDED DISTRIBUTION AGREEMENT** (the "Agreement") is made as of the Effective Date by and between **NOVEDA TECHNOLOGIES, INC.** ("NTI") and **CANALYTIX LLC** ("Distributor").

WHEREAS, NTI owns certain Intellectual Property (as defined below), and provides energy monitoring software as a service (or "SaaS") to third parties on the basis of its intellectual property (as described in **Schedule A**);

WHEREAS, Distributor provides sales and distribution services involving energy, including to many public and private sector third parties; and,

WHEREAS, NTI desires to grant, and Distributor desires to obtain, the right to distribute Products and Services on the terms hereinafter set forth.

NOW, THEREFORE, for and in consideration of the foregoing as well as the faithful performance by each Party hereto of the obligations and covenants herein contained on their part to be performed, the Parties hereto agree as follows:

Section 1.   Definitions

In addition to other terms that may be defined elsewhere in the text of this Agreement, the following terms as used in this Agreement shall have the meanings set forth below:

1.1   "Confidential Information" means any and all information disclosed to one Party (the "Receiving Party") by the other Party (the "Disclosing Party") hereunder, whether communicated in writing, orally, electronically, photographically, or in recorded or any other form, including, but not limited to, all sales and operating information, existing and potential business and marketing plans and strategies, financial information, cost and pricing information, data media, know-how, designs, drawings, specifications, source codes, technical information and reports. The term "Confidential Information" does not include information which (i) becomes generally available to the public other than as a result of disclosure by the Receiving Party in breach of this Agreement; (ii) was or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not bound by a confidentiality agreement with the Disclosing Party or is otherwise prohibited from transferring the information to the Receiving Party by a contractual, legal or fiduciary obligation; or (iii), is independently developed by the Receiving Party without any use of or benefit from the Disclosing Party's Confidential Information and such independent development can be documented by written records.

1.2   "Effective Date" means **December 3, 2014**

1.3   "Monitoring and/or Control Applications" shall mean any application(s) which involve(s) any combination of data or other information, SaaS and hardware which in any way relates to the monitoring and controlling the production or use of energy, natural resources, or by-products.

1.4   "Party" or "Parties" shall refer to one or more of the Parties hereto

1.5   "Service" shall mean any service (including NTI's SaaS solution) utilizing or provided in connection with Monitoring and/or Control Applications.

1.6   "Product" means NTI products in Monitoring and/or Control Applications.

1.7   "Protected Field" means hydroponic and other indoor plant growth applications.

1.8   "Sales Contract" shall mean any contract for sales of Products and/or Services by and between Distributor and an independent third party client of Distributor on a transaction-specific basis (each, a "Client"), the terms of which have been previously approved in writing by NTI.

1.9   "Territory" shall mean the geographic location known as North America (USA, Mexico and Canada).

Section 2.   Grants

2.1   Trademarks and Copyrights; Guidelines for Use. Under and subject to the terms and conditions hereof, and except as otherwise limited herein, NTI hereby grants and Distributor hereby accepts, a **NON-EXCLUSIVE** right and license to use reproduce all present and future company names, trademarks, trade names, logos, copyright notices and other intellectual property rights' notices (hereinafter collectively referred to as "Intellectual Property Rights' Notices") of NTI for the purposes of the performance of its rights and obligations under the Agreement in the Territory. Distributor's use of such rights shall be conditioned upon and subject to

Distributor's compliance with NTI's written guidelines attached hereto in **Schedule B** ("Trademark Usage Guidelines"), such that Distributor's use of the rights granted in this Section 2.1 shall terminate if Distributor fails to cure any such non-compliance within thirty (30) days of receiving NTI's reasonable written notice, which notice shall set forth (a) the facts and circumstances giving rise to Distributor's non-compliance with the Trademark Usage Guidelines, and (b) the actions NTI deems necessary to cure any such event of non-compliance.

2.2 The Distribution Rights. Under and subject to the terms and conditions hereof, and except as otherwise limited herein, NTI hereby grants to Distributor, and Distributor hereby accepts from NTI, the **NON-EXCLUSIVE** right to buy, sell, market, distribute and maintain Products and Services (which grant shall be referred to herein as the "Distribution Rights"). Notwithstanding the foregoing, the Distributor shall have the **EXCLUSIVE** right to buy, sell, market, distribute and maintain Products and Services in the Protected Field.

Section 3.   Rights and Obligations

3.1 Most Favored Pricing in the Protected Field. Unless otherwise agreed to in writing by NTI and Distributor on a Client-specific, case by case basis, NTI hereby agrees to provide Distributor with NTI's most favored pricing ("Most Favored Pricing") for the purchase, sale and distribution of Products and Services by Distributor in the Protected Field. In the event that NTI offers or sells Products and Services to any third party in the Protected Field on the basis of pricing which is more favorable to any such third party as compared to the pricing provided by NTI to Distributor, then NTI hereby agrees that the prices offered and previously provided to Distributor shall be adjusted to the reasonable equivalent of such pricing offered to the third party.

3.2 Cooperation. NTI and Distributor hereby agree to devote, at all relevant times during the Term hereof, their respective commercially reasonable efforts, in a professional and diligent manner, to the effective implementation of the activities outlined herein, and to cooperate and communicate with each other in connection with each Party's respective performance of this Agreement and all transactions contemplated hereby, including, without limitation, all sales and distribution activities involving the Products and Services.

3.3 Distributor Services. Distributor hereby agrees to provide, and NTI hereby agrees to accept, those certain services as more fully and completely described on **Schedule A** (the "Distribution Services"), which may be amended from time to time by written agreement of both Parties, and which is hereby incorporated herein by reference.

Section 4.   Term

4.1 Unless otherwise terminated pursuant to this Agreement, the duration of this Agreement shall commence on the Effective Date and continue until the later to occur of (a) THIRD (3rd) anniversary of the Effective Date and (b) the expiration of the longest term of any Sales Contract ("Initial Term"); provided, however, that after expiration of the Initial Term, this Agreement shall automatically be renewed each January 1 for successive one year terms (each, an "Extension Term" and, together with the Initial Term, the "Term") such that the remaining term of this Agreement shall continue to be one year after expiration of each successive Extension Term unless NTI or Distributor delivers written notice to the other party at least SIXTY (60) DAYS preceding the expiration of the Initial Term or Extension Term of the intention not to extend the Term of this Agreement.

4.2 If a Party at any time defaults in fulfilling any material obligations hereunder, and such default is not cured within sixty (60) days after the non-defaulting Party gives written notice thereof to the defaulting Party, the non-defaulting Party shall have the right to terminate this Agreement by giving written notice of termination to the defaulting Party; provided, however, that the rights granted to Distributor herein, shall, for so long as Distributor remains in compliance with the terms of any Sales Contract hereof, survive any such termination and shall continue to remain in full force and effect solely in respect of any agreements involving the use Products and/or Services entered into by Distributor prior to the date of any such termination.

Section 5.   Representations and Warranties

5.1 General. NTI and Distributor hereby represent and warrant that: (a) the Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms; (b) the execution, delivery and performance of the Agreement by such Party does not conflict with any agreement, instrument or understanding, oral or written, to which it is a Party or by which it is bound; (c) the Agreement does not violate any known law or regulation of any court, governmental body or administrative or other agency having jurisdiction over it; and (d) such Party is expressly authorized to enter into the Agreement.

5.2 LIMITATION OF LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR ANY INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR SPECIAL DAMAGES WHATSOEVER, WITHOUT REGARD TO CAUSE OR THEORY OF LIABILITY,

ARISING OUT OF THIS AGREEMENT OR THE SERVICES OR DELIVERABLES PROVIDED HEREUNDER, EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. IN ADDITION, IN NO EVENT, EXCEPT FOR ROYALTY FEES PAYABLE HEREUNDER, SHALL EITHER PARTY BE LIABLE UNDER THIS AGREEMENT FOR ANY AMOUNT IN EXCESS OF THE AMOUNTS PAID BY DISTRIBUTOR TO NTI DURING THE TWELVE MONTHS PRIOR TO THE DATE OF THE ACT OR OMMISSION GIVING RISE TO RELEVANT CLAIM UNDER THIS AGREEMENT.

5.3   Mutual Indemnification. Each Party shall indemnify, defend and hold harmless the other Party, and its affiliates, and all of their respective present or future officers, directors, shareholders, employees and agents from and against any and all losses, damages, liabilities, penalties, fines, forfeitures, demands, claims, causes of action, suits, costs and expenses (including, but not limited to, reasonable costs of defense, settlement, and reasonable attorney's fees), which may be asserted against any or all of them by any person or governmental agency, or which any or all of them may hereafter suffer, incur, be responsible for or pay out, as a result of or in connection with bodily injuries (including, but not limited to, present and future death, sickness, disease and emotional or mental distress) to any person (including the indemnified Party's employees), damage (including, but not limited to, loss of use) to any property (public or private), or any violation of any statutes, ordinances, orders, rules or regulations of any governmental entity or agency, to the extent caused or arising out of (a) breaches of this Agreement by the indemnifying Party, (b) the failure of any indemnifying Party representations and warranties to be true, accurate and complete in any material respect, or (c) willful misconduct or grossly negligent acts or omissions of the indemnifying Party, or its employees or agents, in connection with the performance of this Agreement

Section 6.   Confidentiality

6.1   Use and Non-disclosure. The Receiving Party shall hold all of the Disclosing Party's Confidential Information in confidence and use the same degree of care it uses to keep its own similar information confidential, but in no event shall it use less than a reasonable degree of care. The Receiving Party may disclose such Confidential Information only to those of its directors, officers, employees, agents or representatives who actually need such material or knowledge in connection with this Agreement, provided, however, prior to any such disclosure, each Party shall inform such persons of the confidential nature of the Disclosing Party's Confidential Information and of their obligation to treat such Confidential Information confidential pursuant to this Agreement, including their obligation to return such Confidential Information pursuant to Section 6.3 below. Receiving Party represents, warrants, covenants and agrees that it shall not make any use of Disclosing Party's Confidential Information other than in connection with, and as contemplated by, this Agreement. The Receiving Party agrees to be responsible for any breach of the obligations of confidentiality hereunder by its directors, officers, employees, agents or representatives.

6.2   Compelled Disclosure. In the event that the Receiving Party is requested or required (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Disclosing Party's Confidential Information, it is agreed that the Receiving Party will provide Disclosing Party with prompt notice of such request(s) so that the Disclosing Party may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the confidentiality provisions of this Agreement. In the event that such protective order or other remedy is not obtained, or the Disclosing Party grants a waiver hereunder, the Receiving Party may furnish that portion (and only that portion) of the Disclosing Party's Confidential Information which the Receiving Party is legally compelled to disclose and will exercise reasonable commercial efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so furnished.

6.3   Return of Confidential Information. Promptly following the earlier of (i) the termination of this Agreement and (ii) the written request of the Disclosing Party, the Receiving Party will deliver to the Disclosing Party all documents or other materials constituting or otherwise containing the Disclosing Party's Confidential Information, together with all copies thereof, including computer disks or other data storage media in the possession of Receiving Party.

Section 7.   Miscellaneous

7.1   Relationship of Parties. Nothing in this Agreement shall be construed to appoint either Party the authority to act for or to bind the other in any way, to alter any of the terms or conditions of any standard forms or other agreements of the other with any third parties, to make representations or warranties or to execute agreements or accept orders on behalf of the other, or to represent that the other Party is in any way responsible for the representing Party's acts or omissions. This Agreement shall not be construed as a joint venture or partnership, nor shall this Agreement be construed as a commitment by either Party to enter into a partnership.

7.2   Force Majeure. No Party hereunder shall be responsible to another Party for any loss or damage caused by delay in performance or failure to perform in whole or in part hereunder when such delay or failure is attributable to events beyond that Party's control, including, without limitation, sabotage, labor disputes, or acts of terrorism.

7.3   Further Assurances. The Parties, each on their own behalf, hereby agree to use their respective best efforts to execute and deliver, or cause to be executed and delivered, such further instruments or documents or take such other action as may be reasonably necessary (or as reasonably requested by another Party) to further the Parties intent under this Agreement.

7.4   Third Party Beneficiaries. This Agreement is for the sole benefit of NTI and Distributor and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

7.5   Modifications to Agreement. This Agreement may be modified only in writing that specifically refers to this Agreement and which is signed by an authorized representative of each Party.

7.6   Notices. Unless otherwise set forth in this Agreement, any notice required or permitted to be given by any Party herein to another Party shall be sent by facsimile or mailed by a recognized courier service such as Federal Express and addressed to the other Party at its published address or at such other address as such Party shall hereafter furnish to the other Party in writing.

7.7   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Jurisdiction and venue for any suit or proceeding brought with regard to this Agreement shall be exclusively in any Delaware state or federal court sitting in New Castle County, Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware state or federal court), and each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.

7.8   Specific Performance. The Parties hereto recognize that any breach of the terms this Agreement may give rise to irreparable harm for which money damages would not be an adequate remedy, and accordingly agree that any non-breaching Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy as a remedy of money damages. If specific performance is elected as a remedy hereunder, such remedy shall be in addition to any other remedies available at law or equity

7.9   Severability. In the event any one or more of the provisions contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been part of this Agreement.

7.10   Waiver. All waivers of any rights or breach hereunder must be in writing to be effective, and no failure to enforce any right or provision shall be deemed to be a waiver of the same or other right or provision on that or any other occasion.

7.11   Succession. This Agreement will bind and inure to the benefit of the Parties and their respective successors and permitted assigns.

7.12   Entire Agreement. This Agreement constitutes the entire agreement of the Parties, and supersedes any prior or contemporaneous agreements between the Parties, with respect to the subject of this Agreement. The Parties will be bound only by a writing that memorializes this Agreement and which is signed by an authorized representative of each Party.

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- SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned hereby execute this Distribution Agreement as of the Effective Date.

NOVEDA TECHNOLOGIES, INC.

By:
Print: Govi Rao
Title: President and CEO

CANALYTIX LLC

By:
Print: Jeff Hickman
Title: Manager

<u>**Schedule A**</u>

DISTRIBUTION SERVICES

Notwithstanding anything stated in this Agreement to the contrary, and without limited any provision of the Agreement, Distributor shall use its best efforts to sell and distribute the Products and/or Services. During the Term hereof, the Parties shall disclose to each other any and all solicitations, opportunities, or other client contacts within the Protected Field, and then mutually decide on a way forward. This Schedule A shall be subject to modification by mutual agreement of NTI and Distributor from time to time during the Term hereof; provided, however, that any such modification to this Schedule A shall be automatically appended to this Agreement and deemed incorporated by reference herein.

Unless NTI has provided its prior written consent that a private labeled, Distributor-branded or Client-branded version of the Products and/or Services may be developed, sold, marketed and distributed, Distributor shall not alter any proprietary markings and intellectual property notifications on the Products and will not disable any requirement for an end user to accept NTI's end user license agreement.

Schedule B

TRADEMARK USAGE GUIDELINES

Noveda's trademarks and brands are Noveda intellectual property and are important and valuable assets of the corporation. Trademarks must be used properly. Follow these Guidelines for using Noveda's trademarks and brands properly in all communications, documents and electronic messages.

Using Noveda's trademarks and logos

You may refer to Noveda products and services by their associated Noveda trademarks and service marks, so long as such references (a) are truthful, fair, and not misleading, and (b) comply with these Guidelines, which may be modified by Noveda from time to time in Noveda's sole discretion.

Specifically:

- Use the appropriate trademark symbol and trademark acknowledgment of Noveda's ownership of the marks and/or logos in question.

- Do not incorporate Noveda trademarks or logos into your own product names, service names, trademarks, logos, or company names, and do not adopt marks or logos that are confusingly similar to Noveda's marks and logos.

- Do not make unlicensed use of Noveda's licensed logos. Third-party use of Noveda logos in any way requires a license or written permission from Noveda.